UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

United Fuel and Energy Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

910425107 (CUSIP Number)

March 19, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 910425107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tamalpais Asset Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

902,500 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

902,500 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

902,500 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

6.0%
12.	Type of Reporting Person (See Instructions)

IA

Page 2 of 8 pages

CUSIP No. 910425107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tamalpais Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

902,500 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

902,500 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

902,500 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

6.0%
12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 8 pages

CUSIP No. 910425107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paul Giordano
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

902,500 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

902,500 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

902,500 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

6.0%
12.	Type of Reporting Person (See Instructions)

IN

Page 4 of 8 pages

Item 1	(a).	Name of Issuer

United Fuel and Energy Corp. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is: 405 N. Marienfeld, 3rd Floor, Midland, Texas, 79701, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

Tamalpais Asset Management, L.P.

3 Harbor Drive, Suite 204

Sausalito, California 94965

Delaware Limited Partnership

Tamalpais Asset Management, LLC

3 Harbor Drive, Suite 204

Sausalito, California 94965

Delaware Limited Liability Company

Paul Giordano

3 Harbor Drive, Suite 204

Sausalito, California 94965

United States Citizen

Item 2	(d).	Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 910425107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 5 of 8 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

Tamalpais Asset Management, L.P. (“TAM”) is the investment manager for Tamalpais Global Partners Master Fund, Ltd., a Cayman Island company (the “Fund”), which beneficially owns 902,500 shares of the Issuer’s Common Stock. TAM has the power to direct the vote and disposition of the shares of Common Stock held by the Fund. Accordingly, TAM may be deemed to be the beneficial owner of the 902,500 shares of Common Stock. Tamalpais Asset Management, LLC, as General Partner of TAM (the “General Partner”), may be deemed to beneficially own the same number of shares of Common Stock reported by TAM. Paul Giordano, as sole managing member of the General Partner may be deemed to beneficially own the same number of shares of Common Stock reported by TAM. Each of TAM, the General Partner and Paul Giordano disclaim beneficial ownership of the shares of Common Stock owned by the Fund.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007

TAMALPAIS ASSET MANAGEMENT LP

By Tamalpais Asset Management LLC,
its General Partner

By:	/s/ Paul Giordano
Name:	Paul Giordano
Title:	Managing Member

TAMALPAIS ASSET MANAGEMENT LLC

By:	/s/ Paul Giordano
Name:	Paul Giordano
Title:	Managing Member

PAUL GIORDANO

By:	/s/ Paul Giordano
Name:	Paul Giordano
Title:	Managing Member

Page 7 of 8 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 22, 2007

TAMALPAIS ASSET MANAGEMENT LP

By Tamalpais Asset Management LLC,
its General Partner

By:	/s/ Paul Giordano
Name:	Paul Giordano
Title:	Managing Member

TAMALPAIS ASSET MANAGEMENT LLC

By:	/s/ Paul Giordano
Name:	Paul Giordano
Title:	Managing Member

PAUL GIORDANO

By:	/s/ Paul Giordano
Name:	Paul Giordano

Page 8 of 8 pages